Exhibit (a)(5)(D)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated July 7, 2016, and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Higher One Holdings, Inc.

at

$5.15 Net Per Share

by

Winchester Acquisition Corp.

a wholly-owned subsidiary of

Winchester Acquisition Holdings Corp.

Winchester Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Winchester Acquisition Holdings Corp., a Delaware corporation (“Parent”), is offering to purchase all shares of common stock of Higher One Holdings, Inc., a Delaware corporation (“Higher One”), par value $0.001 per share (each, a “Share”), that are issued and outstanding, at a price of $5.15 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON AUGUST 4, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, Higher One. Parent is an affiliate of Blackboard Inc. Each of Purchaser, Parent and Blackboard Inc. is owned by Blackboard Super Holdco, Inc. and is ultimately controlled by equity funds managed by Providence Managing Member L.L.C. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

Consummation of the Offer is conditioned upon (i) there having been validly tendered in the Offer and not properly withdrawn at 9:00 A.M., New York City time, on August 4, 2016 (such date, as it may be extended by Purchaser from time to time in accordance with the Merger Agreement, the “Expiration Time”), that number of Shares that, together with the number of Shares then-owned by Parent, Purchaser or any of their respective subsidiaries, represents a majority of Shares then-outstanding, but excluding from the denominator any Shares owned by Higher One or any subsidiary of Higher One and excluding any Shares tendered by notice of guaranteed delivery but not actually delivered to or on behalf of Purchaser, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules and regulations promulgated thereunder, (iii) no Company Material Adverse Effect (as defined in the Offer to Purchase) having occurred following the date of the Merger Agreement (as defined below) and (iv) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer” of the Offer to Purchase. There is no financing condition to the Offer.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 29, 2016, by and among Purchaser, Higher One and Parent (as it may be amended from time to time, the “Merger Agreement”), under which, as soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Higher One (the “Merger”) and Higher One will be the surviving corporation (the “Surviving Corporation”) of the Merger and become a wholly-owned subsidiary of Parent. As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than each Share (i) owned by Parent, Purchaser, Higher One or any of their respective wholly-owned subsidiaries, which will be cancelled and cease to exist without any payment being made with respect to such Share, or (ii) owned by Higher One stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be cancelled and converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest thereon and less any applicable withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Higher One board of directors duly and unanimously adopted resolutions (i) approving and declaring that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Higher One stockholders (other than Parent and its subsidiaries), (ii) approving the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (iii) determining to recommend that Higher One stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) taking all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and (v) authorizing that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. Purchaser has agreed in the Merger Agreement that it will not, without the prior written consent of Higher One, waive or modify certain conditions as described in Section 1 — “Terms of the Offer” of the Offer to Purchase. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser reserves the right to extend the Offer, as described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time.

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn prior to the expiration of the Offer if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Except as otherwise provided in Section 4 — “Withdrawal Rights” of the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the expiration of the Offer and, thereafter, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after September 1, 2016. For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Tendering Shares” of the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Higher One’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in respect of a tender of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger will each be a taxable transaction for United States federal, state and local income tax purposes and may also be a taxable transaction under applicable non-United States or other tax laws. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them.

The Offer to Purchase and the related Letter of Transmittal and Higher One’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the Commission in connection with the Offer will contain important information, and each such document should be read carefully and in its entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Following commencement of the Offer, requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks, trust companies or other nominees. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or as otherwise described in Section 16 — “Fees and Expenses” of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer.

The Depositary for the Offer is:

For Registered & Overnight Mail (until 5:00 P.M. New York City time on Wednesday, August 3, 2016):	For First Class Mail:

Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021	Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street — 22nd Floor

New York, New York 10005

Banks and Brokers Call: (212) 269-5550

And Others Call Toll Free: (800) 884-5101

Email: higherone@dfking.com

July 7, 2016

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